Exhibit 99.2

 Crestview’s premium acquisition of AccurideOctober 2016

 Forward-Looking StatementsThis presentation contains “forward-looking statements” within the meaning of the U.S. securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction and the ability to consummate the proposed transaction. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (1) Accuride may be unable to obtain stockholder approval for the proposed transaction; (2) the conditions to the closing of the proposed transaction may not be satisfied and required regulatory approvals may not be obtained; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) Accuride's business may suffer as a result of uncertainty surrounding the proposed transaction; (5) the outcome of any legal proceedings related to the proposed transaction; (6) Accuride may be adversely affected by other economic, business, legislative, regulatory and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (9) the failure by Armor Parent Corp. or Armor Merger Sub Corp. to obtain the necessary debt and equity financing arrangements set forth in the commitment letters received in connection with the proposed transaction; and (10) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all. If the proposed transaction is consummated, Accuride's stockholders will cease to have any equity interest in Accuride and will have no right to participate in its earnings and future growth. The foregoing review of important factors that could cause actual results to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including Accuride's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015, the 2016 Proxy Statement, the definitive proxy statement filed in connection with the proposed transaction and recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by applicable law, Accuride undertakes no obligation to update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. Accuride does not intend, and assumes no obligation, to update any forward-looking statements. Accuride's filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015, the 2016 Proxy Statement, the definitive proxy statement filed in connection with the proposed transaction and recent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, are available on the SEC’s website at www.sec.gov.

 Important Additional InformationThis presentation may be deemed to be solicitation material in respect of the proposed merger contemplated by the Agreement and Plan of Merger, dated September 2, 2016, by and among Accuride, Armor Parent Corp. and Armor Merger Sub Corp. (such merger, the "proposed transaction" and such agreement, the "Merger Agreement"). Accuride filed a definitive proxy statement and related materials with the SEC on October 17, 2016 for its special meeting of stockholders in connection with the proposed transaction. The definitive proxy statement was mailed to Accuride's stockholders on or about October 17, 2016. The definitive proxy statement contains important information about the proposed transaction and related matters. INVESTORS OF ACCURIDE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ACCURIDE, ARMOR PARENT CORP., ARMOR MERGER SUB CORP. AND THE PROPOSED TRANSACTION. Investors may obtain a free copy of these materials and other documents filed by Accuride with the Securities and Exchange Commission (the "SEC") at the SEC’s website at www.sec.gov, at Accuride's website at www.accuridecorp.com or by sending a written request to Accuride at 7140 Office Circle, Evansville, Indiana 47715, Attention: General Counsel and Corporate SecretaryParticipants in the SolicitationAccuride and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from its stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Accuride's stockholders in connection with the proposed transaction is set forth in the definitive proxy statement. Additional information regarding these individuals and any direct or indirect interests they may have in the proposed transaction is set forth in the definitive proxy statement. Information relating to the foregoing can also be found in Accuride's definitive proxy statement for its 2016 Annual Meeting of Stockholders (the “2016 Proxy Statement”), which was filed with the SEC on March 18, 2016. To the extent that holdings of Accuride's securities have changed since the amounts set forth in the 2016 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC

 Accuride Board unanimously recommends shareholders vote FOR Crestview transaction

Accuride Board unanimously recommends shareholders vote FOR Crestview transaction

1. Transaction provides Accuride shareholders with a substantial premium and immediate cash value for their shares
2. Transaction is the outcome of a lengthy, thorough and comprehensive process with 62 total parties contacted; Coliseum was invited to participate and made no proposal
3. Transaction provides significant premium value and eliminates Accuride's standalone risk during a period of ongoing challenges for the industry
4. Accuride's debt capital structure is not sustainable due to near-term maturity date and is not refinanceable on reasonable terms without a significant equity investment
5. At least $100mm of equity capital is required for the execution of a standalone plan and refinancing
6. Equity investment of $100mm would likely be highly dilutive to non-participating existing shareholders
7. We believe a possible rights offering suggested by Coliseum is likely to result in a sale of control of Accuride without payment of control premium
8. Illustrative future share price analysis, taking into account substantial dilution of $100mm equity issuance, suggests 2018 share price in range of $2.00 - $2.73 / share, with forecast risk to downside

1

 Transaction provides Accuride shareholders with a substantial premium and immediate cash value for their shares  Offer represents substantial premium to trading metrics  Substantial downward revisions in end market expectations and recovery timing  1    Metric  Implied premium        Offer price  $2.58  --  Pre-announcement price  $1.66  55.4%  30 day VWAP  $1.55  66.5%  90 day VWAP  $1.39  85.5%  180 day VWAP  $1.48  74.0%  52-week high  $3.30  (21.8%)  52-week low  $0.77  233.1%    Significant decline in Class 8 build forecasts over the course of the past 14 months    % decline      2016 Class 8 build forecast  (23%)  2017 Class 8 build forecast  (22%)  2

 Pre-announcement period (Nov 2014 – Sep 2016)(a)  Go-shop period (Sep 2016 – Oct 2016)  Transaction is the outcome of a lengthy, thorough and comprehensive process with 62 total parties contacted; Coliseum was invited to participate and made no proposal  2  Crestview transaction was the result of an extensive processNumerous strategic and financial parties (including Coliseum) were approached20 total parties contacted pre-announcement and 59 total parties contacted during go-shop period15 total NDAs signed pre-announcement and 4 total NDAs signed during go-shop period  Strategics: 22, Sponsors: 37  Parties contacted - 59    Strategics: 2, Sponsors: 2  Parties signed NDA - 4  Strategics: 0, Sponsors: 0    Parties submitted bids - 0  Strategics: 6, Sponsors: 14  Parties contacted - 20    Strategics: 4, Sponsors: 11  Parties signed NDA - 15    Parties submitted bids - 5  Strategics: 2, Sponsors: 3  (a) Excludes Crestview  3  Coliseum declined to participate in the go-shop process and has never made a proposal

3 Transaction provides significant premium value and eliminates Accuride's standalone risk during a period of ongoing challenges for the industry

North America Class 8 builds outlook – ACT



245K
297K
323K
230K
203K
242K
CAGR: (21%)
2013A
2014A
2015A
2016E
2017E
2018E

- Weakness in build levels to continue into 2017
- Significant inventory overhang has been a hindrance since Q2'2015
- Truckers struggling to balance excess hauling capacity in the context of anemic freight growth
- September preliminary net orders down 28% YoY

US trailer shipments outlook – ACT



234K
269K
308K
288K
239K
245K
CAGR: (12%)
2013A
2014A
2015A
2016E
2017E
2018E

- Market projected to continue to soften following 2015 peak
- Increasing inventory in channel expected to slow down production
- With additional production capacity already entering the market through 2017, a declining orderboard is expected to challenge the industry in the short to medium term

During previous sector downturn, the leading North American steel wheel suppliers (Accuride and Hayes Lemmerz) were forced to restructure in bankruptcy

Source: ACT NA Commercial Vehicle Outlook (September 2016)

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3 Transaction provides significant premium value and eliminates Accuride's standalone risk during a period of ongoing challenges for the industry (continued)

Declining aftermarket steel wheel share driven by import competition



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Q1-16
Q2-16
ACW AM aluminum share
ACW AM steel wheel share
ACW total AM wheel share

Competitive pressure from low-cost countries

"We do have pressure on the steel wheels which we still feel are being dumped here in North America and the aftermarket. We are closely monitoring the anti-dumping campaigns that are going on…in the steel industry in North America"

Rick Dauch (CEO - Accuride), Feb 2016 (Q4'2015 earnings call)

"Steel pricing in China is $100 to $150 a ton less than it is in North America...There's a big battle going on amongst the American steel manufacturers with the Chinese guys in terms of dumping and that steel is showing up here in the form of wheels"

Rick Dauch (CEO - Accuride), Nov 2015 (Q3'2015 earnings call)

5

Accuride's debt capital structure is not sustainable due to near-term maturity date and is not refinanceable on reasonable terms without a significant equity investment

Pre-announcement trading of ACW 9.50% senior notes due 08/01/2018



Coliseum disclosure of $52.5mm principal position in bonds on 5/25
95.88
12.0%
Price
Yield
120.00
100.00
80.00
60.00
40.00
30%
20%
10%
0%
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
ACW 9.50% notes due '18 (price)
ACW 9.50% notes due '18 (yield)

Rating agency perspective – prior to Crestview transaction

Moody's rating: **B3 / negative** S&P rating: **B- / stable**

"The negative rating outlook reflects our concern that operating environment will make it challenging for Accuride to generate positive free cash flow and could affect its flexibility when refinancing its existing secured notes"

Moody's, March 2016 (downgrade to negative outlook)

"The company's business risk profile reflects the high degree of cyclicality and intense price competition in the commercial vehicle industry"

S&P, October 2014

Current leverage not sustainable, equity base has declined due to earnings losses



Total capitalization
Book value of equity
Minority interest
Debt balance
$367
100%
$24
7%
$12
3%
$330
90%
Q3'16

Free cash flow generation strained by high interest costs

	2016E[a]	Illustrative 12.0% interest rate
Free cash flow before interest	$35	$35
Interest expense	($31)	($39)
Free cash flow after interest[b]	**$4**	**($4)**

Refinance of senior notes without a significant equity infusion is likely to be on terms less favorable to Accuride

(a) Pro forma for sale of Brillion
(b) Free cash flow is defined as cash from operations less purchase of plant, property and equipment. It should not be considered as an alternative to traditional indicators of cash flows determined in accordance with accounting principles generally accepted in the US

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5 At least $100mm of equity capital is required for the execution of a standalone plan and refinancing

- Our assessment of the equity capital amount required for a successful refinancing is based upon:
  - Analysis of our financial advisors
  - Crestview's ongoing financing process
  - Credit metrics and free cash flow levels that we believe to be appropriate for our company at this point in the cycle in order to effectively execute on the standalone plan
- Coliseum did not disagree with our assessment that $100mm of equity capital is required

Accuride debt capital structure refinancing

	Current	Refinancing
Debt	$330	$230
EBITDA (2016E)	$70	$70
Free cash flow (2016E)[a]	$4	$14[b]
Total debt / EBITDA (2016E)	4.7x	3.3x
(EBITDA – capex) / interest (2016E)	1.4x	2.1x

If an equity investment of $100mm were to be priced at the last pre-announcement trading price of $1.66 / share (as an example), it would represent approximately 125%[c] of Accuride's market capitalization

(a) Defined as cash flow from operations less capex
(b) Interest expense adjusted using current rate of 9.50% on the senior unsecured notes
(c) Based on basic shares outstanding of 48.3mm as of 10/24/16

7

 Illustrative shareholder dilution from a new $100mm equity capital investment  8  Equity investment of $100mm would likely be highly dilutive to existing non-participating shareholders  6  (a) Based on basic shares outstanding of 48.3mm as of 10/24/16  Absent committed alternative transaction proposal, the Board is very concerned that a vote against the Crestview transaction is likely to result in significant share price decline due to:Continuing decline in key end marketsNo alternative acquisition proposalUncertainty around refinancingSelling pressure from investors that anticipated a transaction at $2.58 / shareIssuance of shares to a new investor or group at lower price levels would be highly dilutive to existing non-participating shareholdersExisting shareholders’ participation in upside materially lower and not commensurate with execution risk in standalone planIn addition, given the macro business uncertainties, there is some risk that in the near-term the company may not be able to raise equity financing at all    Share price              (in millions)  $1.00  $1.25  $1.66          Market capitalization(a)  $48  $60  $80  Equity investment  $100  $100  $100  Equity investment(% of market capitalization)  207%  166%  125%  Pro forma equity value  $148  $160  $180  New equity investment% ownership  67%  62%  55%  Existing shareholders equity% ownership  33%  38%  46%

7 We believe a possible rights offering suggested by Coliseum is likely to result in a sale of control of Accuride without payment of control premium

- A rights offering to existing shareholders would be highly dilutive to shareholders that are unable / unwilling to participate
  - Further rights offering discount to trading price
  - Significant retail, index and arbitrage component in shareholder base likely would not participate in rights offering
  - We believe that it is likely that Coliseum would end up with a significant majority of the rights offering
- As a result of rights offering backstop, we believe Coliseum is likely to acquire control of Accuride at a share price substantially lower than the Crestview offer of $2.58 / share

If a rights offering is subscribed to primarily or entirely by Coliseum, it is likely to result in change of control without payment of premium

$100mm rights offering
Rights offering subscription by Coliseum: 75%

	Share price		
(Shares in millions)	$1.00	$1.25	$1.66
Shares issued in rights offering	100	80	60
Shares subscribed by Coliseum	75	60	45
Total PF shares outstanding[(a)]	148	128	109
Total PF shares held by Coliseum	84	69	54
Coliseum ownership	57%	54%	50%

$100mm rights offering
Rights offering subscription by Coliseum: 100%

	Share price		
(Shares in millions)	$1.00	$1.25	$1.66
Shares issued in rights offering	100	80	60
Shares subscribed by Coliseum	100	80	60
Total PF shares outstanding[(a)]	148	128	109
Total PF shares held by Coliseum	109	89	69
Coliseum ownership	74%	69%	64%

(a) Includes basic shares outstanding of 48.3mm as of 10/24/16

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8 Illustrative future share price analysis, taking into account substantial dilution of $100mm equity issuance, suggests 2018 share price in range of $2.00 - $2.73 / share, with forecast risk to downside

- We believe Coliseum's suggestion that Accuride shares could be worth $5.00 / share in 2018 ignores the substantial dilutive effect of equity issuance
- Including the dilutive effect of equity issuance, we estimate an illustrative future share price in range of $2.00 - $2.73 / share in 2018, depending on price at which new equity is issued
- Taking into account appropriate cost of equity funds in this situation, value today is $1.30 - $1.90 / share compared to $2.58 in cash in the Crestview transaction
- Forecast risk to the downside, driven by recent weaker market conditions as reflected in 2016 guidance revision

Assuming an illustrative $100mm rights offering, shareholder value realization is substantially less than $2.58 in cash today on a risk-adjusted basis

	Share price		
(in millions)	**$1.00**	**$1.25**	**$1.66**
Shares issued in rights offering	100	80	60
Total PF shares outstanding[a]	**148**	**128**	**109**
Illustrative valuation in 2018:			
2018E EBITDAP[b]	$101	$101	$101
Valuation multiple	5.5x	5.5x	5.5x
Enterprise value	**$554**	**$554**	**$554**
Less: Net debt, pension and minority interest	(257)	(257)	(257)
Equity value	**$297**	**$297**	**$297**
Share price in 2018	**$2.00**	**$2.31**	**$2.73**
Implied present value of 2018E share price discounted to 12/31/16 at cost of equity:			
15%	$1.51	$1.75	$2.07
20%	$1.39	$1.61	$1.90
25%	$1.28	$1.48	$1.75

Appropriate cost of equity capital in light of leverage and risk

(a) Includes basic shares outstanding of 48.3mm as of 10/24/16
(b) Assumes EBITDA forecast of $98mm and pension adjustment of $2.5mm prepared in each case per management plan and presented to Accuride's Board in connection with the approval of Crestview transaction

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 Coliseum track record

Precedent Coliseum equity investments in similar situations were made on terms resulting in preferential returns for Coliseum relative to other shareholders

	Universal Technical Institute (UTI) *June-2016*	**BioScrip (BIOS)** *Mar-2015*	**Providence Service Corporation (PRSC)** *Oct-2014*
Security	Convertible preferred stock	Convertible preferred stock and warrants	Convertible preferred stock
Proceeds	$70mm	$62.5mm	$65.5mm (Coliseum has option to purchase additional shares worth 15.75mm)
Dividend rate	Cash dividend: 7.5% PIK dividend: 9.5% (semi-annual)	Cash dividend: 8.5% PIK dividend: 11.5% (quarterly)	Cash dividend: 5.5% PIK dividend: 8.5% (quarterly)
Conversion rights and price	Initial conversion price is $3.33 (22.9% premium to market): conversion cap at 4.99%	Initial conversion price is $5.17 (at market): conversion cap at 19.99%	Initial conversion price is $39.88 (at market): conversion cap at 19.99%
Redemption	Ability to redeem after 3 years if conversion trigger is not met	Ability to redeem after 10 years	Ability to redeem after 10 years
Voting rights	Ability to vote on as-converted basis (cap at 4.99%)	Ability to vote on as-converted basis (cap at 19.99%)	Ability to vote on as-converted basis (cap at 19.99%)
Removal of caps	Removal of caps subject to educational agency and shareholder approval	Removal of caps subject to shareholder approval	Removal of caps subject to shareholder approval
Dividend adjustment	If caps are not removed within 120 days of request: Dividends to increase by 5% annually (max: 14.5%)	If shareholders do not vote to remove caps before 9/30/15: Cash dividend: 13.5% PIK dividend: 16.5%	If shareholders do not vote to remove caps before 11/17/15: Cash dividend: 10.5% PIK dividend: 13.5%
Shareholder litigation	NA	See next page 1	See next page 2

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Coliseum's track record of shareholder litigation

	Delaware Shareholder Suit	Summary of Allegations against Coliseum	Chancery Court Commentary / Status of Matter
	In Re Rural/Metro Corp. Stockholders Litig., 102 A.3d 205 (Del. Ch. 2014)	Allegations include (i) breach of fiduciary duties, including duties of care, loyalty and good faith by, among other things, initiating the sale of Rural without Board authorization, and, in doing so, failing to take steps to maximize stockholder value and (ii) aiding and abetting of the breaches of fiduciary duty allegedly committed by the individual defendants.	The Delaware Chancery Court found that Christopher Shackelton, managing director and co-founder of Coliseum, would not have been entitled to exculpation for his role in engineering a near-term sale of Rural and that his personal circumstances inclined him to favor a near-term sale. The Court stated that "[c]onsistent with his personal interests . . . Shackelton attempted to engineer a sale of Rural."
1	Complaint, In re BioScrip, Inc. S'holder Litig, C.A. No. 10893-VCG (Del. Ch. filed Apr. 9, 2015)	Plaintiffs' complaint alleged that "Coliseum's majority and controlling stake in the Preferred Stock will severely limit the ability of the public stockholders to influence any matters requiring the vote of the holders of Preferred Stock." Allegations include that (i) a proposed 5% increase in the dividend rates of BioScrip's Preferred Stock if certain approvals were not obtained was invalid, (ii) the BioScrip directors had breached their fiduciary duties, (iii) a proposed stockholder vote was coercive and based on misleading and incomplete disclosure regarding proposed stockholder approval of the removal of certain voting and conversion caps and (iv) Coliseum aided and abetted the directors' breach of fiduciary duty.	The parties settled the litigation and entered into a memorandum of understanding that (i) required additional disclosure regarding the proposed transaction and (ii) provided that (a) if the stockholders did not approve removal of the voting and conversion caps, the dividend rates would not increase, and (b) if the stockholders did approve the removal of the voting and conversion caps, the dividend rates would only increase after court approval thereof.
2	Complaint, Haverhill Ret. Sys. v. Kerley, C.A. No. 11149-VCL (Del. Ch. filed May 13, 2016)	Plaintiffs' complaint alleges "rampant fiduciary misconduct in connection with a series of transactions designed to improperly benefit Providence's largest stockholder, Coliseum." Allegations include, among other things, (i) breach of fiduciary duties by certain individual defendants, including Christopher Shackelton, relating to disclosures in connection with proposed stockholder approval of the removal of certain voting and conversion caps applicable to Providence's Preferred Stock, as well as claims alleging that a dividend increase that would become applicable if such approval was not obtained was a wrongfully coercive measure and (ii) that Coliseum aided and abetted the Individual Defendants in breaching their fiduciary duties.	The Delaware Chancery Court refused to approve a proposed settlement of the matter, stating that there was "too much evidence that raises too many questions about too many of the dimensions of the decision makers and their advisors," with respect to undeclared conflicts of interest involving board members, management and Coliseum, and that "...every time you peeled back a layer of the onion, you found something astounding."

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